UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Alvaro Perez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC”) on August 3, 2007, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC will be available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa with the SEC on August 3, 2007 and amended from time to time thereafter.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule 14D-9.

ITEM 9.	EXHIBITS.

Exhibit No.
(a)(2)(xxxvi)	Printed international Media.
(a)(2)(xxxvii)	English translation of Spanish printed media advertisements.
(a)(2)(xxxviii)	English translation of Spanish internet Advertisements.
(a)(2)(xxxix)	English Translation of transcript Spanish radio spots.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2007.	Endesa, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations

Exhibit (a)(2)(xxxvi)

A

# EXTRAORDINARY GENERAL MEETING

**ACCIONA, S.A.** and **ENEL ENERGY EUROPE, S.r.l** have made an offer for Endesa of € 40,16 per share.

**ACCIONA** and **ENEL ENERGY EUROPE**'s offer is conditioned on certain modifications to Endesa's bylaws, including the removal of the provision preventing any single shareholder from voting more than 10% of Endesa's share capital.

An **EGM** will be held in Madrid on Tuesday September 25 (in exhibition hall nº 9 of the Juan Carlos I Exhibition Centre - IFEMA) to vote on these modifications to Endesa's bylaws.

If you vote your shares at the **EGM**, either in person or by proxy, we will pay you € 0.15 gross for every Endesa share you own.

## VOTE BY PROXY

- Voting deadlines and processes vary by geography and holding security. Please contact the custodian banks at which your securities are held for information regarding your voting deadlines and processes.
- If you have questions, need assistance in voting or require **EGM** related information, please call Endesa's proxy agent, D.F. King, at:

**Toll- Free in Europe: + (800) 5464-5464**
**Toll- Free in the United States: 1 (800) 967-7921**
**Or visit www.endesa.es/egm**

endesa

YOUR COMPANY
YOUR VOTE

Investors are urged to read the Prospectus, Report, Notice of Endesa's EGM and other material relating thereto, as filed with the Comisión Nacional del Mercado de Valores (the "CNMV"), as well as Endesa's Solicitation/Recommendation Statement on Schedule 14D9 that, with its amendments, is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). Such documents, their amendments and other public filings made from time to time by Endesa with the CNMV or the SEC contain important information and are available without charge from the Endesa's website at www.endesa.es, from the CNMV's website at www.cnmv.es and from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain

B1

# YOU DECIDED TO INVEST IN ENDESA

**ACCIONA, S.A.** and **ENEL ENERGY EUROPE, S.r.l** have made an offer for Endesa of € 40,16 per share.

**ACCIONA** and **ENEL ENERGY EUROPE**'s offer is conditioned on certain modifications to Endesa's bylaws, including the removal of the provision preventing any single shareholder from voting more than 10% of Endesa's share capital.

An **EGM** will be held in Madrid on Tuesday September 25 (in exhibition hall nº 9 of the Juan Carlos I Exhibition Centre - IFEMA) to vote on these modifications to Endesa's bylaws.

If you vote your shares at the **EGM**, either in person or by proxy, we will pay you € 0.15 gross for every Endesa share you own.

## VOTE BY PROXY

- Voting deadlines and processes vary by geography and holding security. Please contact the custodian banks at which your securities are held for information regarding your voting deadlines and processes.
- If you have questions, need assistance in voting or require **EGM** related information, please call Endesa's proxy agent, D.F. King, at:

**Toll- Free in Europe: + (800) 5464-5464**

**Toll- Free in the United States: 1 (800) 967-7921**

**Or visit www.endesa.es/egm**

endesa

YOUR COMPANY
YOUR VOTE

Investors are urged to read the Prospectus Report, Notice of Endesa's EGM and other material relating thereto, all as filed with the Comisión Nacional del Mercado de Valores (the "CNMV") as well as Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 filed, with its amendments, filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). Such documents, their amendments and other public filings made from time to time by Endesa with the CNMV or the SEC contain important information and are available without charge from the Endesa's website at www.endesa.es, from the CNMV's website at www.cnmv.es and from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain

C1

# YOUR VOTE IS DUE

**ACCIONA, S.A.** and **ENEL ENERGY EUROPE, S.r.l** have made an offer for Endesa of € 40,16 per share.

**ACCIONA** and **ENEL ENERGY EUROPE**'s offer is conditioned on certain modifications to Endesa's bylaws, including the removal of the provision preventing any single shareholder from voting more than 10% of Endesa's share capital.

An **EGM** will be held in Madrid on Tuesday September 25 (in exhibition hall nº 9 of the Juan Carlos I Exhibition Centre - IFEMA) to vote on these modifications to Endesa's bylaws.

If you vote your shares at the **EGM**, either in person or by proxy, we will pay you € 0.15 gross for every Endesa share you own.

## VOTE BY PROXY

- Voting deadlines and processes vary by geography and holding security. Please contact the custodian banks at which your securities are held for information regarding your voting deadlines and processes.
- If you have questions, need assistance in voting or require **EGM** related information, please call Endesa's proxy agent, D.F. King, at:

**Toll- Free in Europe: + (800) 5464-5464**
**Toll- Free in the United States: 1 (800) 967-7921**
**Or visit www.endesa.es/egm**

endesa

YOUR COMPANY
YOUR VOTE

Investors are urged to read the Prospectus Report, Notice of Endesa's EGM and other material relating thereto filed with the Comisión Nacional del Mercado de Valores (the "CNMV") as well as Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 filed, with its amendments, filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). Such documents, their amendments and other public filings made from time to time by Endesa with the CNMV or the SEC contain important information and are available without charge from the Endesa's website at www.endesa.es, from the CNMV's website at www.cnmv.es and from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain

C2

# PLEASE VOTE NOW

**ACCIONA, S.A.** and **ENEL ENERGY EUROPE, S.r.l** have made an offer for Endesa of € 40,16 per share.

**ACCIONA** and **ENEL ENERGY EUROPE**'s offer is conditioned on certain modifications to Endesa's bylaws, including the removal of the provision preventing any single shareholder from voting more than 10% of Endesa's share capital.

An **EGM** will be held in Madrid on Tuesday September 25 (in exhibition hall nº 9 of the Juan Carlos I Exhibition Centre - IFEMA) to vote on these modifications to Endesa's bylaws.

If you vote your shares at the **EGM**, either in person or by proxy, we will pay you € 0.15 gross for every Endesa share you own.

## VOTE BY PROXY

- Voting deadlines and processes vary by geography and holding security. Please contact the custodian banks at which your securities are held for information regarding your voting deadlines and processes.
- If you have questions, need assistance in voting or require **EGM** related information, please call Endesa's proxy agent, D.F. King, at:

**Toll- Free in Europe: + (800) 5464-5464**
**Toll- Free in the United States: 1 (800) 967-7921**
**Or visit www.endesa.es/egm**

endesa

YOUR COMPANY
YOUR VOTE

Investors are urged to read the Prospectus, Report, Notice of Endesa's EGM and other material relating thereto, all as filed with the Comisión Nacional del Mercado de Valores (the "CNMV") as well as Endesa's Solicitation/Recommendation Statement on Schedule 14D9 filed, with its amendments, as filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). Such documents, the amendments and other public filings made from time to time by Endesa with the CNMV or the SEC contain important information and are available without charge from the Endesa's website at www.endesa.es, from the CNMV's website at www.cnmv.es and from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain

Exhibit (a)(2)(xxxvii)

Advertisement A
ENDESA EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

You are a shareholder of Endesa.

As such, you have the right to decide on the tender offer made for the company.

The offerors have conditioned the offer, and thus their acceptance of shares sold to them in the offer, upon the modification of certain provisions of Endesa’s bylaws.  Such modifications include the elimination of the limitation that prevents a single shareholder from exercising more than 10% of Endesa’s voting rights.

At Endesa’s Extraordinary General Shareholders’ Meeting, which will be held at first call on Tuesday, September 25, in Madrid (exhibition hall number 9 of the Juan Carlos I Exhibition Centre – IFEMA), shareholders will decide whether to modify these bylaw provisions.

The outcome of this Meeting is decisive for your investment.  If you want to decide on the tender offer, you should participate in the Meeting.

Participation in the Meeting is very simple.  You may do so in any of the following ways:

•
By bringing the Meeting attendance card provided to you by the financial institution or savings bank where your shares are held to Endesa’s main executive offices located at Calle Ribera del Loira, number 60 in Madrid; to your financial institution or savings bank; to the offices that Endesa has provided for this purpose or by mail, sending the card using the return envelope provided.

•	By voting or designating a proxy vote via Internet at www.endesa.es.

•	By attending the Meeting in person and bringing your signed attendance card.

ATTENDANCE FEE.

IF YOU PARTICIPATE IN THE MEETING USING ANY ONE OF THE ABOVE METHODS,

YOU WILL RECEIVE EURO 15 CENTS GROSS (24.9579 PTA.) FOR EACH OF YOUR SHARES.

TO FIND OUT MORE:
Visit your financial institution or savings bank
Call the toll-free shareholder information line at 900 666 900
Or visit www.endesa.es

(Company logo)

IT’S YOUR COMPANY.

IT’S YOUR DECISION.

This communication is directed exclusively to Endesa shareholders and does not constitute an offer to purchase, an offer to sell or a recommendation to make or accept an offer.  We urge shareholders to read the prospectus related to the tender offer made by Acciona, S.A. and Enel Energy Europe, S.r.L., the related report issued by Endesa’s Board of Directors and the information about the Extraordinary General Shareholders’ Meeting, which have been filed with the Comisión Nacional del Mercado de Valores (CNMV), as well as the Solicitation/Recommendation Statement on Form 14D-9 that, together with all amendments, has been filed by Endesa with the U.S. Securities and Exchange Commission (SEC).  These documents, their amendments and other public records filed by Endesa with the CNMV and with the SEC contain important information and are available for free at Endesa’s website (www.endesa.es), at the CNMV’s website (www.cnmv.es), at the SEC’s website (www.sec.gov) and at Endesa’s principal executive offices in Madrid, Spain.

Advertisement B1
ENDESA SHAREHOLDERS,
THE DECISION IS YOURS.

You are a shareholder of Endesa.

As such, you have the right to decide on the tender offer made for the company.

The offerors have conditioned the offer, and thus their acceptance of shares sold to them in the offer, upon the modification of certain provisions of Endesa’s bylaws.  Such modifications include the elimination of the limitation that prevents a single shareholder from exercising more than 10% of Endesa’s voting rights.

At Endesa’s Extraordinary General Shareholders’ Meeting, which will be held at first call on Tuesday, September 25, in Madrid (exhibition hall number 9 of the Juan Carlos I Exhibition Centre – IFEMA), shareholders will decide whether to modify these bylaw provisions.

The outcome of this Meeting is decisive for your investment.  If you want to decide on the tender offer, you should participate in the Meeting.

Participation in the Meeting is very simple.  You may do so in any of the following ways:

•
By bringing the Meeting attendance card provided to you by the financial institution or savings bank where your shares are held to Endesa’s main executive offices located at Calle Ribera del Loira, number 60 in Madrid; to your financial institution or savings bank; to the offices that Endesa has provided for this purpose or by mail, sending the card using the return envelope provided.

•	By voting or designating a proxy vote via Internet at www.endesa.es.

•	By attending the Meeting in person and bringing your signed attendance card.

ATTENDANCE FEE.

IF YOU PARTICIPATE IN THE MEETING USING ANY ONE OF THE ABOVE METHODS,

YOU WILL RECEIVE EURO 15 CENTS GROSS (24.9579 PTA.) FOR EACH OF YOUR SHARES.

TO FIND OUT MORE:
Visit your financial institution or savings bank
Call the toll-free shareholder information line at 900 666 900
Or visit www.endesa.es

(Company logo)

IT’S YOUR COMPANY.

IT’S YOUR DECISION.

This communication is directed exclusively to Endesa shareholders and does not constitute an offer to purchase, an offer to sell or a recommendation to make or accept an offer.  We urge shareholders to read the prospectus related to the tender offer made by Acciona, S.A. and Enel Energy Europe, S.r.L., the related report issued by Endesa’s Board of Directors and the information about the Extraordinary General Shareholders’ Meeting, which have been filed with the Comisión Nacional del Mercado de Valores (CNMV), as well as the Solicitation/Recommendation Statement on Form 14D-9 that, together with all amendments, has been filed by Endesa with the U.S. Securities and Exchange Commission (SEC).  These documents, their amendments and other public records filed by Endesa with the CNMV and with the SEC contain important information and are available for free at Endesa’s website (www.endesa.es), at the CNMV’s website (www.cnmv.es), at the SEC’s website (www.sec.gov) and at Endesa’s principal executive offices in Madrid, Spain.

Advertisement B2
ENDESA’S EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING.
IF YOU DON´T ATTEND, DELEGATE YOUR VOTE.

Endesa’s Extraordinary General Shareholders’ Meeting ,which will be held at first call on Tuesday, September 25, in Madrid, will be decisive for your investment.

If you want to decide on the tender offer for the company, you should participate in the Meeting.

Participation is very simple.  If you are not going to attend the Meeting, you can participate by delivering the attendance card provided to you by your financial institution or savings bank:

•	To Endesa’s main executive offices located at Calle Ribera del Loira, number 60 in Madrid;

•	To your financial institution or savings bank;

•	To the offices that Endesa has provided for this purpose;

•	Or by mail, sending the card using the return envelope provided.

ATTENDANCE FEE.

IF YOU PARTICIPATE IN THE MEETING USING ANY ONE OF THE ABOVE METHODS,

YOU WILL RECEIVE EURO 15 CENTS GROSS (24.9579 PTA.) FOR EACH OF YOUR SHARES.

TO FIND OUT MORE:
Visit your financial institution or savings bank
Call the toll-free shareholder information line at 900 666 900
Or visit www.endesa.es

(Company logo)

IT’S YOUR COMPANY.

IT’S YOUR DECISION.

This communication is directed exclusively to Endesa shareholders and does not constitute an offer to purchase, an offer to sell or a recommendation to make or accept an offer.  We urge shareholders to read the prospectus related to the tender offer made by Acciona, S.A. and Enel Energy Europe, S.r.L., the related report issued by Endesa’s Board of Directors and the information about the Extraordinary General Shareholders’ Meeting, which have been filed with the Comisión Nacional del Mercado de Valores (CNMV), as well as the Solicitation/Recommendation Statement on Form 14D-9 that, together with all amendments, has been filed by Endesa with the U.S. Securities and Exchange Commission (SEC).  These documents, their amendments and other public records filed by Endesa with the CNMV and with the SEC contain important information and are available for free at Endesa’s website (www.endesa.es), at the CNMV’s website (www.cnmv.es), at the SEC’s website (www.sec.gov) and at Endesa’s principal executive offices in Madrid, Spain.

Advertisement B3
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
ATTENDANCE FEE

Endesa’s Extraordinary General Shareholders’ Meeting ,which will be held at first call on Tuesday, September 25, in Madrid, will be decisive for your investment.

If you want to decide on the tender offer for the company, you should participate in the Meeting.  Just for participating, you will receive an incentive of 15 euro cents gross (24.9579 pta.) per share.

Participation is very simple.  If you are not going to attend the Meeting, you can participate by delivering the attendance card provided to you by your financial institution or savings bank:

•	To Endesa’s main executive offices located at Calle Ribera del Loira, number 60 in Madrid.

•	To your financial institution or savings bank.

•	To the offices that Endesa has provided for this purpose

•	Or by mail, sending the card using the return envelope provided.

ATTENDANCE FEE.

IF YOU PARTICIPATE IN THE MEETING USING ANY ONE OF THE ABOVE METHODS,

YOU WILL RECEIVE EURO 15 CENTS GROSS (24.9579 PTA.) FOR EACH OF YOUR SHARES.

TO FIND OUT MORE:
Visit your financial institution or savings bank
Call the toll-free shareholder information line at 900 666 900
Or visit www.endesa.es

(Company logo)

IT’S YOUR COMPANY.

IT’S YOUR DECISION.

This communication is directed exclusively to Endesa shareholders and does not constitute an offer to purchase, an offer to sell or a recommendation to make or accept an offer.  We urge shareholders to read the prospectus related to the tender offer made by Acciona, S.A. and Enel Energy Europe, S.r.L., the related report issued by Endesa’s Board of Directors and the information about the Extraordinary General Shareholders’ Meeting, which have been filed with the Comisión Nacional del Mercado de Valores (CNMV), as well as the Solicitation/Recommendation Statement on Form 14D-9 that, together with all amendments, has been filed by Endesa with the U.S. Securities and Exchange Commission (SEC).  These documents, their amendments and other public records filed by Endesa with the CNMV and with the SEC contain important information and are available for free at Endesa’s website (www.endesa.es), at the CNMV’s website (www.cnmv.es), at the SEC’s website (www.sec.gov) and at Endesa’s principal executive offices in Madrid, Spain.

Advertisement B4
PARTICIPATE IN ENDESA’S EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

You may do so in many ways.

The Extraordinary General Shareholder Meeting of Endesa, which will be held at first call on Tuesday, September 25, at 11:00a.m. in Madrid (exhibition hall no. 9 of the Juan Carlos I Exhibition Centre – IFEMA), will be decisive for your investment.

If you want to decide on the tender offer for the company, you should participate in the Meeting.

Participation in the Meeting is very simple.  You may do so in any of the following ways:

•
By bringing the Meeting attendance card provided to you by the financial institution or savings bank where your shares are held to Endesa’s main executive offices located at Calle Ribera del Loira, number 60 in Madrid; to your financial institution or savings bank; to the offices that Endesa has provided for this purpose or by mail, sending the card using the return envelope provided.

•	By voting or designating a proxy vote via Internet at www.endesa.es.

•	By attending the Meeting in person and bringing your signed attendance card.

ATTENDANCE FEE.

IF YOU PARTICIPATE IN THE MEETING USING ANY ONE OF THE ABOVE METHODS,

YOU WILL RECEIVE EURO 15 CENTS GROSS (24.9579 PTA.) FOR EACH OF YOUR SHARES.

TO FIND OUT MORE:
Visit your financial institution or savings bank
Call the toll-free shareholder information line at 900 666 900
Or visit www.endesa.es

(Company logo)

IT’S YOUR COMPANY.

IT’S YOUR DECISION.

This communication is directed exclusively to Endesa shareholders and does not constitute an offer to purchase, an offer to sell or a recommendation to make or accept an offer.  We urge shareholders to read the prospectus related to the tender offer made by Acciona, S.A. and Enel Energy Europe, S.r.L., the related report issued by Endesa’s Board of Directors and the information about the Extraordinary General Shareholders’ Meeting, which have been filed with the Comisión Nacional del Mercado de Valores (CNMV), as well as the Solicitation/Recommendation Statement on Form 14D-9 that, together with all amendments, has been filed by Endesa with the U.S. Securities and Exchange Commission (SEC).  These documents, their amendments and other public records filed by Endesa with the CNMV and with the SEC contain important information and are available for free at Endesa’s website (www.endesa.es), at the CNMV’s website (www.cnmv.es), at the SEC’s website (www.sec.gov) and at Endesa’s principal executive offices in Madrid, Spain.

Advertisement C1
DO NOT FAIL TO VOTE AT ENDESA’S EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING.

Participate right now in Endesa’s Shareholders’ Meeting, which will take place on Tuesday, September 25, at 11:00 a.m. in Madrid (exhibition hall number 9 of the Juan Carlos I Exhibition Centre – IFEMA).  Don’t wait for the last day and make sure your attendance card is received on time.

Participation is very simple.  You may do so in many ways.  And this is the easiest way:

Bring the Meeting attendance card provided to you by the financial institution or savings bank where your shares are held to Endesa’s main executive offices located at Calle Ribera del Loira, number 60 in Madrid; to your financial institution or savings bank; to the offices that Endesa has provided for this purpose or mail the card using the return envelope provided.

ATTENDANCE FEE.

IF YOU PARTICIPATE IN THE MEETING USING ANY ONE OF THE ABOVE METHODS,

YOU WILL RECEIVE EURO 15 CENTS GROSS (24.9579 PTA.) FOR EACH OF YOUR SHARES.

TO FIND OUT MORE:
Visit your financial institution or savings bank
Call the toll-free shareholder information line at 900 666 900
Or visit www.endesa.es

(Company logo)

IT’S YOUR COMPANY.

IT’S YOUR DECISION.

This communication is directed exclusively to Endesa shareholders and does not constitute an offer to purchase, an offer to sell or a recommendation to make or accept an offer.  We urge shareholders to read the prospectus related to the tender offer made by Acciona, S.A. and Enel Energy Europe, S.r.L., the related report issued by Endesa’s Board of Directors and the information about the Extraordinary General Shareholders’ Meeting, which have been filed with the Comisión Nacional del Mercado de Valores (CNMV), as well as the Solicitation/Recommendation Statement on Form 14D-9 that, together with all amendments, has been filed by Endesa with the U.S. Securities and Exchange Commission (SEC).  These documents, their amendments and other public records filed by Endesa with the CNMV and with the SEC contain important information and are available for free at Endesa’s website (www.endesa.es), at the CNMV’s website (www.cnmv.es), at the SEC’s website (www.sec.gov) and at Endesa’s principal executive offices in Madrid, Spain.

Advertisement D
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING.
SEPTEMBER 25, 2007

Availability in Andalusia and Extremadura of assistance and documentation related to the General Shareholders’ Meeting

In addition to the legal obligation make documentation available at the main executive offices of the company and for the added convenience of shareholders, documentation and assistance can be obtained upon presentation of the Meeting attendance card at the following Endesa distribution centers:

ALGECIRAS:  Av. Virgen de la Palma, Edificio D. Juan – BADAJOZ: Ave. Perú, 27
SEVILLA:  Av. Borbolla, 5 – HUELVA: Paseo de la Glorieta, 8
CADIZ:  Caracola, s/n – CORDOBA: Alfonso XII, s/n
SEVILLA: Diego Martinez Barrio, 2 – ALMERIA: Federico Garcia Lorca, 82
MARBELLA: Castillo, 1 – GRANADA: Escudo del Carmen, 31 (first floor) – JAEN: Ejercito Español, 4
MERIDA: Av. Reina Sofía, 18 – JEREZ: San Juan de Dios, 1 - MALAGA: Maestranza, 4

Until September 24, Monday through Friday, from 9:00a.m. to 2:30p.m.

For more information on the General Shareholders’ Meeting or the documentation, shareholders can contact the shareholder information office by dialing the toll-free number 900 666 900.

The documentation relative to the General Shareholders’ Meeting is also available to shareholders at the company’s website, www.endesa.es.

ATTENDANCE FEE
The Board of Directors has agreed that all shareholders who participate in the Extraordinary General Shareholders’ Meeting, either by representation or by a proxy vote, will have the right to receive an ATTENDANCE FEE of 15 euro cents gross per share (24.9579 pta.), which will be paid through entities participating in IBERCLEAR.

TO FIND OUT MORE:
Visit your financial institution or savings bank
Call the toll-free shareholder information line at 900 666 900
Or visit www.endesa.es

(Company logo)

IT’S YOUR COMPANY.

IT’S YOUR DECISION.

This communication is directed exclusively to Endesa shareholders and does not constitute an offer to purchase, an offer to sell or a recommendation to make or accept an offer.  We urge shareholders to read the prospectus related to the tender offer made by Acciona, S.A. and Enel Energy Europe, S.r.L., the related report issued by Endesa’s Board of Directors and the information about the Extraordinary General Shareholders’ Meeting, which have been filed with the Comisión Nacional del Mercado de Valores (CNMV), as well as the Solicitation/Recommendation Statement on Form 14D-9 that, together with all amendments, has been filed by Endesa with the U.S. Securities and Exchange Commission (SEC).  These documents, their amendments and other public records filed by Endesa with the CNMV and with the SEC contain important information and are available for free at Endesa’s website (www.endesa.es), at the CNMV’s website (www.cnmv.es), at the SEC’s website (www.sec.gov) and at Endesa’s principal executive offices in Madrid, Spain.

Exhibit (a)(2)(xxxviii)

NATIONAL RADIO

CAMPAIGN

SPOT  1 ENDESA
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
RADIO “INSTITUTIONAL 1”
DURATION: 25 SEC.
09/05/07

Radio host 1: If you are a shareholder of Endesa, you should be interested in participating in the Extraordinary General Shareholders’ Meeting on September 25.
Participating is very simple. If you do, you will receive 15 euro cents gross per share.
Find out more by dialing 900 666 900 or by visiting Endesa dot es.

ENDESA.
It’s your company.
You decide.

Radio host 2: We urge you to read all documentation related to the Meeting and the Tender Offer at www.endesa.es or  www.cnmv.es

SPOT 2 ENDESA
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
RADIO “INSTITUTIONAL 2”
DURATION: 30 SEC.
09/05/07

Radio host 1:  Participating in Endesa’s Extraordinary General Shareholders’ Meeting this September is very easy. Deliver your attendance card to your financial institution or savings bank, to Endesa’s headquarters, by mail or by attending the Meeting.
September 25. Madrid.
Endesa’s Extraordinary General Shareholders’ Meeting.
Find out more by dialing 900 666 900 or by visiting Endesa dot es.

ENDESA.
It’s your company.
You decide.

Radio host 2: We urge you to read all documentation related to the Meeting and the Tender Offer at www.endesa.es or www.cnmv.es

SPOT 3 ENDESA
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
RADIO “INSTITUTIONAL 3”
DURATION: 30 SEC.
09/05/07

Radio host 1: If you are a shareholder of Endesa, you should be interested in participating in the Extraordinary General Shareholders’ Meeting on September 25.  The companies that have launched a tender offer for the company have conditioned their offer upon implementation of changes to some provisions of Endesa’s bylaws, such as the provision preventing a single shareholder from exercising more than 10% of Endesa’s voting rights. If you participate, you will receive 15 euro cents gross per share.

Find out more by dialing 900 666 900 or by visiting Endesa dot es.

ENDESA.
It’s your company.
You decide.

Radio host 2: We urge you to read all documentation related to the Meeting and the Tender Offer at  www.endesa.es or www.cnmv.es

Exhibit (a)(2)(xxxix)

Endesa Extraordinary General Shareholders’ Meeting
September 25 in Madrid

Participate and decide
on the future of your investment.

Your company.
Your decision.

To find out more:
Go to your financial institution or savings bank.
Call the toll-free shareholder information line at 900 666 900.
Or visit www.endesa.es.

This communication is directed exclusively to Endesa shareholders and does not constitute an offer to purchase, an offer to sell or a recommendation to make or accept an offer.  We urge shareholders to read the prospectus related to the tender offer made by Acciona, S.A. and Enel Energy Europe, S.r.L., the related report issued by Endesa’s Board of Directors and the information about the Extraordinary General Shareholders’ Meeting, which have been filed with the Comisión Nacional del Mercado de Valores (CNMV), as well as the Solicitation/Recommendation Statement on Form 14D-9 that, together with all amendments, has been filed by Endesa with the U.S. Securities and Exchange Commission (SEC).  These documents, their amendments and other public records filed by Endesa with the CNMV and with the SEC contain important information and are available for free at Endesa’s website (www.endesa.es), at the CNMV’s website (www.cnmv.es), at the SEC’s website (www.sec.gov) and at Endesa’s principal executive offices in Madrid, Spain.